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KENNETH.BURDON@SKADDEN.COM

August 15, 2017

VIA EDGAR

Edward Rubenstein

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Natural Resources, Gold & Income Trust

(File Nos.: 333-217013; 811-22216)

Dear Mr. Rubenstein:

Thank you for your comment letter, dated April 27, 2017, regarding the registration statement on Form N-2 filed by the GAMCO Natural Resources, Gold & Income Trust (the “Fund”) on March 29, 2017 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) and the Annual Report on Form N-CSR filed by the Fund with the Commission for the fiscal year ended December 31, 2016. We have considered your comments to the Registration Statement and the Annual Report and, on behalf of the Fund, responses to those comments are set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Edward Rubenstein

August 15, 2017

General

1.	Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

Noted.

2.	Please confirm that the rule 481(e) statement required by N-2 Item 2.3 is included on the outside back cover page of the prospectus.

The Fund respectfully submits that a Rule 481(e) statement is not required to be included on the outside back cover page of the Prospectus since Rule 174(b) under the Securities Act of 1933, as amended (the “Securities Act”), provides that “[n]o prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.”

3.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendments. Information in the pre-effective amendment should reflect updated information as required by Form N-2.

Noted.

4.	It is our understanding that the Fund obtained a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. See The Gabelli Convertible & Income Securities Fund Inc., et al. (pub. avail. Apr. 18, 2014). Please confirm that if the Fund updates its registration statement pursuant to rule 486(b), the Fund will not take down rights offered in this registration statement through rule 497 supplements.

The Fund confirms that if it updates its Registration Statement pursuant to Rule 486(b), it will not take down rights offered in this Registration Statement through Rule 497 supplements.

5.	Please advise us if you have submitted or expect to submit an exemptive application or an additional no-action request in connection with your registration statement.

The Fund has not and does not expect to submit an exemptive application or no-action request in connection with its Registration Statement.

Edward Rubenstein

August 15, 2017

6.	Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offering to be made pursuant to each Prospectus Supplement. In addition, please state whether the Fund expects to issue securities registered pursuant to this registration statement within 12 months of its effective date. If so, we may have further comments.

The Fund confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms and arrangements to the extent that review by FINRA of such offering is required. As of the date hereof, the Fund’s Board of Trustees (the “Board”) has approved offerings of preferred shares and at-the-market offerings of common shares pursuant to the Registration Statement once it is declared effective by the Commission; however, the Fund notes that the final approval of any such offerings is subject to the approval of the Fund’s Pricing Committee.

The Fund cannot predict when economic and market conditions, and other factors, may result in an authorization from the Board or a committee thereof to issue securities pursuant to the Registration Statement; however, such authorization could occur within 12 months of the effective date of the Registration Statement.

7.	In the third paragraph under Investment Objectives (Cover Page), the second sentence provides that the Fund may offer its securities at prices and on terms described in one or more supplements to the prospectus. In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

The Fund acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Fund’s Board or a committee thereof, the Fund will be required to file an unqualified legality opinion and related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement.

Prospectus

Cover Page

8.	In the fourth paragraph under Investment Objectives, in the sentence that reads “[t]he Prospectus Supplement relating to any sales of notes will set forth the principal amount, interest rate, interest payment dates, prepayment protection (if any) and other matters,” please add “maturities.”

The Fund has made the requested change.

Edward Rubenstein

August 15, 2017

9.	The Fund does not currently, but may in the future, leverage its capital structure by issuing senior securities such as preferred shares and notes. At the bolded sentence that reads “[i]nvesting in the Fund’s securities involves risk . . .” please provide a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Although the Fund believes that the cross reference included on the cover page of the Prospectus satisfies the referenced Form N-2 requirement, the Fund has added an additional cross reference to the sub-heading in the Prospectus addressing the risks of leverage to common shareholders.

Prospectus Summary

Investment Objectives and Policies

10.	In the fifth paragraph (p. 2), are the “other Fund investments” principal investments? If not, please move them to a later discussion of non-principal investments and strategies.

As reflected in the overall disclosure regarding the Fund’s investment objectives and policies, the Fund retains broad flexibility to invest in securities other than equity securities in order to achieve its primary and secondary investment objectives and believes that its disclosure is appropriate in view of its investment objectives and policies.

11.	In the sixth paragraph (p. 3), the disclosure states that “[t]he Fund may invest up to 20% of its assets in ‘convertible securities,’ . . . .” The Statement of Additional Information (“SAI”), at pp. 6-7, describes the Fund’s investment in (and characteristics and special risks of) Contingent Convertible Bonds (“CoCos”). Please include brief disclosure regarding the Fund’s investment in CoCos along with a description of those securities and their associated risks here (p. 3 of the Prospectus), and a more detailed discussion in the Prospectus where investments in convertible securities are disclosed.

The Fund does not currently have any investments in CoCos or intend to invest in CoCos in an amount exceeding 5% of its net assets. In view of Instruction C to Item 8.4 of Form N-2, the Fund believes that the SAI is the appropriate location for a discussion of CoCos and respectfully declines to add additional disclosure regarding CoCos in the Prospectus.

Edward Rubenstein

August 15, 2017

12.	At the top of p. 3, where the Fund discloses that it may invest up to 35% of its assets in fixed-income securities:

●	State whether there are any requirements as to maturity and duration with respect to the Fund’s investments in fixed-income securities.

●	Disclose the expected average duration and maturity of the Fund’s investments in debt securities.

●	Include a discussion of the concept of duration and sensitivity to interest rates. This should include an explanation of the difference between maturity and duration.

●	Finally, please provide a short example illustrating the concept of duration. (E.g., if a portfolio has a duration of three years and interest rates increase by 1%, then the portfolio would decline in value by approximately 3%.)

The Fund has added disclosure to the Registration Statement consistent with this comment. The Fund notes that changes responsive to the latter two bullet points have been included in the relevant discussion of duration and maturity in the SAI.

Dividends and Distributions

13.	In the second paragraph under Common Shares Distributions (p. 4):

●	Please disclose, if accurate, that since the Fund’s inception, the Fund has made distributions, some of which were return of capital.

●	Please disclose that a return of capital reduces the net asset value of the Fund which could negatively impact the price upon sale of the shares.

The Fund has added disclosure to the Prospectus consistent with this comment.

14.	In the last sentence under Dividends and Distributions (p. 5), disclose the amount (of the $17,502,676 in 2016 distributions) that was return of capital.

The Fund has added disclosure to the Prospectus consistent with this comment.

Use of Proceeds

15.

At the sentence that reads “[d]epending on market conditions and operations, a portion of the proceeds may be used to pay distributions,” (bottom of p. 5), per Item 7 of Form N-2, please add the approximate amount to be used for this purpose. Also, please check the cross-reference to “Use of Proceeds,” as that is

Edward Rubenstein

August 15, 2017

the caption of this section. If it is intended to refer to the disclosure on p. 20, please clarify.

The Fund has clarified the referenced cross references. The Fund notes that it is impossible to determine at this time what, if any, portion of the proceeds of an offering may be used to pay distributions.

Risk Factors and Special Considerations

16.	Every principal risk disclosure should have a corresponding principal investment strategy disclosure. The Commodities-Linked Equity Derivative Instruments Risk disclosure (p. 10), and the Non-Investment Grade Securities disclosure (p. 12), do not appear to have corresponding disclosures in the Investment Objectives and Policies section of the Prospectus Summary. Please revise accordingly.

The Fund has revised the Prospectus consistent with this comment and believes that it has adequately described the Fund’s investment strategy and the risks associated with it.

17.	In the second paragraph of Leverage Risk (p. 13), in the sentence that reads “[t]he Fund cannot assure that borrowings or the issuance of preferred shares . . .,” please insert the words “or Notes” after “preferred shares.”

The Fund has made the requested change.

18.	Please compare the risks identified in Special Risks to Holders of Preferred Shares, Holders of Notes, and Holders of Subscription Rights (p. 15), with the risks identified in Risk Factors and Special Considerations section of the Prospectus (pp. 56-57), and also with the risks identified in the Special Characteristics and Risks section of the Prospectus Supplements. The same risks should be identified in all three places to the extent applicable.

The Fund has revised the Prospectus consistent with this comment and believes that it has adequately described the Fund’s investment strategy and the risks associated with it. Please also refer to the Fund’s response to comment #30.

19.	The Investment Companies disclosure (top of p. 18) indicates that the Fund may invest in securities of other investment companies. Please note that if Acquired Fund Fees and Expenses (“AFFE”) exceed .01% of average net assets, a separate line in the Fee Table for AFFE should be added.

The Fund confirms that the AFFE does not exceed 0.01% of average net assets.

Edward Rubenstein

August 15, 2017

Management and Fees (p. 18)

20.	Is the management fee calculated on assets attributable to the Fund’s use of leverage? If so, please disclose this fact.

The Fund believes the existing disclosure clearly indicates that the management fee is calculated on assets attributable to the Fund’s use of leverage. Nonetheless, the Fund has added additional disclosure to highlight this fact.

21.	If the management fee is calculated on assets attributable to the Fund’s use of leverage, please disclose that because the management fee is calculated on assets attributable to the Fund’s use of leverage, Gabelli Funds, LLC, the Fund’s investment adviser: (i) may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage; (ii) will base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (iii) will seek to manage that potential conflict by periodically reviewing the Fund’s performance and use of leverage with the Board.

The Fund has added disclosure consistent with this comment.

Summary of Fund Expenses (pp. 21-22)

22.	Please confirm that the Fund has no intention of issuing notes or borrowing within the next year. If the Fund may issue notes or borrow within the next year, please estimate the costs of issuing notes and/or borrowing and include those costs in the Fee Table.

The Fund confirms that it has no intention of issuing notes or borrowing within the next year.

23.	Please confirm supplementally that “Total Annual Expenses and Dividends on Preferred Shares” in the Fee Table (p. 21) includes dividend expense on short sales.

The Fund confirms that to the extent the Fund incurs expenses relating to dividends paid on short sales, such expenses are included in the calculations underlying the fee table ratios.

Financial Highlights

24.

Based on the Annual Report dated December 31, 2016, the Ratios to Average Net Assets and Supplemental Data – Ratio of operating expenses to average net assets line in the Financial Highlights section of the Prospectus (p. 23) appears to exclude short sale dividends. Please update this section, including the applicable

Edward Rubenstein

August 15, 2017

footnotes, to reflect the current financial highlights that are presented in the December 31, 2016 Annual Report.

The Fund has revised the financial highlights to reflect the current financial highlights that are presented in the December 31, 2016 Annual Report.

Investment Objectives and Policies

Certain Investment Practices

25.	The Natural Resources Industries Concentration and Gold Industry Concentration disclosures (pp. 25-26) state that, under normal market conditions, the Fund will invest at least 25% of its assets in securities of “Natural Resources Companies” and “Gold Companies,” respectively, rather than in the corresponding industries (emphasis supplied). Similarly, the disclosure in the Statement of Additional Information – Investment Restrictions (SAI p. 14), at restriction (1), refers to industry concentration in terms of “company” rather than “industry” concentration. Please consider revising these references to concentrating in “Natural Resources Companies” and in “Gold Companies” to “companies in the Natural Resources industry and companies in the Gold industry,” respectively, to conform with the industry concentration statements at Risk Factors and Special Considerations – General Risks – Industry Risk (p. 37) (“[t]he Fund’s investments will be concentrated in the natural resources and gold industries.”).

The Fund has considered this comment and respectfully submits that there is no substantive difference between the use of the word “Company” and “industry” in this context and believes that its disclosure better comports with the Commission’s “plain English” principles set forth in Rule 421(d) under the Securities Act. Because of the manner in which a Gold or Natural Resources “Company” is defined, the Fund believes that any such “Company” would also be included in the gold or natural resources “industry.” The Fund has therefore respectfully declined to make the suggested changes.

26.	The Income Securities disclosure (p. 28) states that “[u]nder normal market conditions, the Fund may invest up to 35% of its assets in fixed income securities, not including short-term discounted Treasury Bills or certain short-term securities of U.S. government sponsored instrumentalities. Please clarify that this means that the Fund can invest in Treasury Bills and short-term U.S. Government securities in addition to 35% in fixed income securities, if true.

The Fund has clarified the referenced disclosure.

27.

We note that the Non-Investment Grade Securities disclosure (p. 30) states that up to 5% of the Fund’s total assets could be invested in securities of issuers in default. Please disclose whether the Fund invests in distressed securities (e.g.,

Edward Rubenstein

August 15, 2017

where the issuer is experiencing financial difficulties or distress at the time of acquisition). If so, please disclose the risks associated with investments in distressed securities.

The Fund has added disclosure consistent with this comment.

Leverage

28.	The first sentence at the top of p. 33 states that with respect to such transactions that obligate the fund to make payments, the fund “may earmark or segregate.” If “such transactions” need to be covered for section 18 purposes, please change “may” to “will,” or provide the staff with an explanation as to why “may” is appropriate.

As reflected in the last sentence of the referenced paragraph, the Fund may elect not to earmark or segregate liquid assets and instead subject the referenced transactions to the asset coverage requirements of Section 18 under the Investment Company Act of 1940, as amended (the “1940 Act”), that would otherwise be applicable if the transaction were considered a “senior security representing indebtedness.” The Fund has therefore respectfully declined to change “may” to “will.”

Derivative Instruments

29.	The first sentence of the section Derivative Instruments – Futures Contracts and Options on Futures (p. 35) states that “[t]he Fund may, without limit, enter into futures contracts or options on futures contracts.” Futures and written options on futures are “senior securities” for purposes of section 18 of the 1940 Act and must, therefore, be “covered” in accordance with Commission and staff guidance. This cover is typically achieved by setting aside liquid assets. Because of this cover, the Fund may not enter into futures and write options on futures “without limit.” Please replace “without limit” with “subject to regulatory limits” or similar words. (Also, please note the disclosed limitations on p. 36, under Limitations on the Purchase and Sale of Futures Contracts, Certain Options, and Swaps, would also limit the amount of futures contracts and options on futures that the Fund may enter into.)

The Fund has deleted the phrase “without limit” from the referenced sentence, given that any applicable limits are disclosed elsewhere in the Prospectus.

Edward Rubenstein

August 15, 2017

Risk Factors and Special Considerations (pp. 37 – 57)

30.	Please make sure that the risks identified in this section are mentioned in the Prospectus Summary and in the Prospectus Supplements, as applicable, and that the risks identified in the Prospectus Supplements are included here as well.

The Fund has generally made revisions to the risk disclosure in the Registration Statement and believes that the Prospectus Summary appropriately summarizes the risks set forth in the body of the Prospectus. The Fund does not believe that it is necessary to repeat risks from the Prospectus in a Prospectus Supplement, or to repeat in the Prospectus the risks that will be included in a Prospectus Supplement, since the Prospectus will not be delivered without a Prospectus Supplement describing the relevant offering and the risks related thereto.

Preferred Stock Risk (p. 42)

31.	Please disclose any special risks associated with fixed rate preferred in light of disclosure that identifies such securities as the type of preferred securities the Fund may issue under this registration statement.

The referenced disclosure describes the risks associated with preferred securities that the Fund might purchase as portfolio investments, not the risks associated with the Fund issuing preferred securities to investors. The general risks to holders of any preferred shares the Fund may issue are described under “—Special Risks to Holders of Preferred Shares,” “—Special Risks of Notes to Holders of Preferred Shares” and “—Special Risks to Holders of Notes and Preferred Shares,” and will be further described in any applicable Prospectus Supplement related to an offering of fixed rate preferred shares, as reflected in the form of the prospectus supplement for preferred shares attached to the Prospectus.

Special Risks to Holders of Notes and Preferred Shares (p.56)

32.	Please disclose whether the notes and preferred shares are to be issued with a specified rating by a nationally recognized statistical rating organization.

The Fund has added disclosure consistent with this comment.

Description of the Securities

Subscription Rights

33.

In the first sentence under General (p. 73), you state that “[w]e may issue subscription rights to holders of our common and/or preferred shares to purchase common and/or preferred shares. Subscription rights may be issued independently or together with any other offered security and may or may not be

Edward Rubenstein

August 15, 2017

transferable by the person purchasing or receiving the subscription rights.” Please explain the legal basis for issuing subscription rights to holders of preferred shares to purchase common shares. See Association of Publicly Traded Investment Funds, (pub. avail. Aug. 2, 1985).

The Fund has clarified the referenced disclosure to reflect that subscription rights to purchase common shares at a price below net asset value will not be issued to holders of preferred shares.

Statement of Additional Information

Investment Objectives and Policies

Additional Investment Policies

Loans of Portfolio Securities (SAI p. 12)

34.	The first sentence under Loans of Portfolio Securities refers to loans of portfolio securities being “at all times supported by cash or cash equivalents.” (Italics added.)

●	Please explain supplementally whether “supported by” means “collateralized by” (i.e., refers to the collateral that the Fund receives from the borrower). If so, please revise.

●	Please list all the types of “cash equivalents” that the Fund may accept as securities lending collateral. The staff may have additional comments after reviewing your response.

The Fund has revised the referenced disclosure consistent with this comment.

35.	The first sentence of the second paragraph under Loans of Portfolio Securities reads “[a] loan may generally be terminated by the borrower on one business day’s notice, or by the Fund on five business days’ notice.” We question whether five days is consistent with staff positions. A fund must be able to terminate a loan “at any time.” See, e.g., State Street Bank and Trust Company (pub. avail. Jan. 29, 1972). Upon loan termination, the borrower must return the securities back to the fund “within the normal settlement period for trading the securities” (see Morgan Guaranty Trust Company of New York (pub. avail. Apr. 17, 1996)) which today is less than five days. The staff may have additional comments after reviewing your response.

The Fund has revised the referenced disclosure to reflect current securities lending practices.

Edward Rubenstein

August 15, 2017

Investment Restrictions

36.	The first investment restriction (SAI, p. 14), first sentence, provides that the Fund may not “(1) other than with respect to its concentrations in Natural Resources Companies and Gold Companies, invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry.”

●	Consistent with comment 25 above, please change “concentrations in Natural Resources Companies and Gold Companies” to “concentrations in companies in the Natural Resources industry and Gold industry, respectively” (or similar words) because concentration for purposes of the 1940 Act relates to industry, not company, concentration.

The Fund has respectfully declined to make this change for the reasons set forth in its response to comment #25.

●	Please add, at the end of the sentence, “or group of industries.” See section 8(b) of the Investment Company Act.

In the referenced investment restriction, the Fund identifies the industries in which it will concentrate its investments and also states that it will not concentrate more than 25% of its total assets in any other industry. The Fund believes that this statement of fundamental policy is consistent with Section 8(b) of the 1940 Act and longstanding SEC and SEC staff positions.1 The Fund also notes that its

[1]	See Guidelines for the Preparation of Form N-8B-1, 1940 Act Rel. No. 7221 (Jun. 9, 1972) (“If Registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25% or more of the value of Registrant’s assets would be invested in such industry.” The Commission identified the following as an acceptable response for disclosing concentration of investments: “Registrant will not concentrate its investments in any industry. No more than __ per cent [not more than 25 cent] of the value of its assets will be invested in any one industry.”); Adoption of Form and Rules; Publication of Guidelines, 1940 Act Rel. No. 13436, at Guide 19 (Aug. 12, 1983) (“It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. . . . If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry.”); Morgan Stanley Mortgage Securities Trust, SEC Staff No-Action Letter (Jul. 8, 2013) (“A fund is concentrated if it invests more than 25% of the value of its assets in any one industry.”).

Edward Rubenstein

August 15, 2017

formulation of this fundamental investment restriction is consistent with other funds’ statements of fundamental policy regarding concentration.2

37.	The first investment restriction, at p. 14 of the SAI, provides that “The Fund may not: (1) other than with respect to its concentrations in Natural Resources Companies and Gold Companies, invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry. This restriction does not apply to investments in U.S. government securities and investments in the gold and base industries and the natural resources industries.” Please explain supplementally the meaning of the part of the second sentence that excludes “investments in the gold . . . and natural resources industries” given that the first sentence already carves out concentrations in Natural Resources Companies and Gold Companies.” Are they different carve-outs or is the second carve-out simply repetitive of the first carve-out? In addition, please delete the words “and base” or explain.

As noted, the Fund uses plain English principles to describe its concentration policy. The carve-out in the second sentence is repetitive of the carve-out in the first sentence and is intended to ensure that the Fund has met its obligation to identify the “industries” in which it will concentrate. “Gold and base industries” refers to the gold and base metals industries, and the Fund has added a clarifying note regarding the term “gold and base industries” in the SAI.

Part C

Other Information – Item 25. Financial Statements and Exhibits (p. 2)

38.	Please file an auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Form N-2, Item 25.2, exhibit (n) and Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

The Fund confirms that it will file an auditor’s consent dated less than thirty dates prior to the registration statement’s date of effectiveness.

Signatures

39.	Per section 6(a) of the Securities Act of 1933, the registration statement must be signed by the Fund, the principal executive officer, a majority of the trustees, the principal financial officer, and the controller or principal accounting officer. We

[2]	See, e.g., Nuveen Preferred and Income 2022 Term Fund (File Nos. 333-181125; 811-22699); First Trust Senior Floating Rate 2022 Target Term Fund (File Nos. 333-21425; 811-23199).

Edward Rubenstein

August 15, 2017

do not see signatures for the (i) principal financial officer, and (ii) the controller or principal accounting officer. Please revise accordingly.

The Fund respectfully submits that the Treasurer who signed the Registration Statement serves as both the principal financial officer and the principal accounting officer of the Fund.3 The Fund has clarified this on the signature page.

Annual Report filed on Form N-CSR

for the fiscal year ended December 31, 2016

40.	Please inform the staff if the Fund was operating as non-diversified or diversified fund as of December 31, 2016. If the Fund was operating as a diversified fund as of December 31, 2016, please inform the staff the length of time that the Fund had been operating as such. If the Fund had been operating as a diversified fund for more than three years prior to December 31, 2016, please confirm to the staff that the Fund will get shareholders’ approval prior to changing its status back to non-diversified.

The Fund informs the staff that it was operating as a diversified fund as of December 31, 2016. The Fund has been operating as a diversified fund for more than three years prior to December 31, 2016 and confirms to the staff that it will obtain shareholder approval prior to changing its status back to “non-diversified.”

41.	Part of the Fund’s distributions to shareholders for the year-ended December 31, 2016 was a return of capital. Please confirm that the Fund complied with the shareholder notice requirements of rule 19a-1 of the 1940 Act.

The Fund confirms that it complied with the shareholder notice requirements of Rule 19a-1 of the 1940 Act.

42.	The Fund’s Form N-CSR, Item 4(e)(2)(c), discloses 100%. This paragraph describes situations where the pre-approval requirement is waived. One of these situations is that the aggregate amount of all such services provided constitutes no more than 5% of the total amount of revenues paid by the audit client to its accountant during the fiscal year in which the services are provided. By disclosing that 100% of the services were approved by the audit committee pursuant to this provision of Regulation S-X, the Fund does not appear to be in compliance with the provision, as the percentage is in excess of 5%. Please confirm that this disclosure is correct.

[3]	See Section 3.7 of the Fund’s Bylaws (“Unless the Trustees shall otherwise determine, the Treasurer shall be the principal accounting officer of the Fund and shall also be the principal financial officer of the Fund.”).

Edward Rubenstein

August 15, 2017

The Fund had interpreted Item 4(e)(2)(c) of Form N-CSR to require disclosure of the percentage of all fees preapproved by the audit committee. In light of the Staff’s comment, the Fund reviewed Item 4(e)(2)(c) and now understands that the Fund is required to disclose the percentage of fees for which preapproval was waived. The Fund confirms that there were no fees for which pre-approval was waived in each of the last two fiscal years. Accordingly, the correct response to Item 4(e)(2)(C) is 0%.

43.	Please explain supplementally the accounting for the deferred offering expense that is disclosed on the balance sheet.

The Fund has informed us as follows:

The deferred offering expense represents costs incurred in filing shelf registration statements. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, the costs incurred in a shelf registration offering should be capitalized as a prepaid expense. When securities are taken off the shelf and sold, a portion of the costs attributable to the securities sold should be charged against paid-in capital. Any subsequent costs incurred to keep the filing “alive” should be charged to expense as incurred. If the filing is withdrawn, the related capitalized costs should be charged to expense.

44.	Please confirm if there were any officer/director/trustee fees payable at December 31, 2016. Going forward, in accordance with Regulation S-X 6-04.12, please acknowledge that you will state separately the total amount payable to: (1) officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to non-controlled affiliates, which arise in the ordinary course of business and which are subject to usual trade terms.

The Fund confirms that it had open payables to officers as of December 31, 2016. The Fund’s open payables were disclosed separately in its Statement of Assets and Liabilities in the line item “Payable for payroll expenses.” The Fund confirms that it will continue to disclose any open payables falling within Reg. S-X 6-04.12 separately on its balance sheet.

45.	We note that the expense ratio in the financial highlights excludes dividends on short sales and the footnote includes the dividends on short sales. In accordance with Form N-2, Item 4, General Instructions 16, the expense ratio shown in the Financial Highlights should be based on the total expenses in the Statement of Operations. Any supplemental expense ratio can be included in a footnote to the Table. Please acknowledge that you will change going forward.

The Fund will make the requested change in future filings.

* * * * * * *

Edward Rubenstein

August 15, 2017

The Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective by August 22, 2017.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon